Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 1, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9949
Municipal Income ETF Portfolio, Series 2
(the “Trust”)
CIK No. 1895932 File No. 333-262474

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

2.       Please remove the following disclosure from the prospectus: “In selecting ETFs to be included in the portfolio, the Sponsor may not be able to include certain ETFs that it previously would have considered due to the investment restrictions imposed by new Rule 12d1-4 under the 1940 Act.”

Response:       The prospectus will be revised in accordance with the Staff’s comment to remove the above-referenced disclosure.

3.       Please briefly describe the conditions that the Funds will have to meet in order to qualify for investment under 12d1-4.

Response:       The Trust respectfully declines to add any disclosure relating to the conditions required for investment under Rule 12d1-4 as the Trust does not believe that is required under the Rule or necessary for investor comprehension. The Trust notes that the portfolio is fixed over time and will not change throughout the life of the Trust based on the conditions under Rule 12d1-4.

Risk Factors

4.       Please revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon